nStor Technologies, Inc.

6190 Corte Del Cedro

Carlsbad, California 92009

August 23, 2005

VIA EDGAR

Daniel F. Duchovny

Attorney-Adviser, Office of Mergers & Acquisitions

Christina Chalk, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	nStor Technologies, Inc.

Schedules 14D-9C filed July 28 and August 2, 2005

Schedule 14D-9 filed August 5, 2005

File No. 005-32709

Dear Mr. Duchovny and Ms. Chalk:

On behalf of nStor Technologies, Inc. (the “Company”) and in response to your letter dated August 18, 2005 (the “Comment Letter”) addressed to Mr. Donn Beloff, Esq. of Greenberg Traurig P.A., special counsel to the Company, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should need any additional information, please call the undersigned at (561) 640-3105.

Very truly yours,

nSTOR TECHNOLOGIES, INC.

By:	/S/ JACK JAIVEN
Jack Jaiven Interim Chief Financial Officer, Vice President and Treasurer